Exhibit 1.02
Conflict Minerals Disclosure
Ingersoll-Rand plc (the “Company”) has conducted a reasonable country of origin inquiry ("RCOI") regarding the minerals specified by Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “conflict minerals”) necessary to the functionality or production of products manufactured by the Company for the fiscal year ended December 31, 2014. The Company exercised due diligence on the source and chain of custody of its conflict minerals using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).
Due Diligence. In accordance with Rule 13p-1, the Company performed due diligence to determine the source and chain of custody necessary to determine the presence of conflict minerals in the Company’s products. The Company designed its due diligence measures to conform in all material respects with the OECD Framework and related supplements for each of the conflict minerals.
The Company, as a purchaser, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined conflict minerals. Identifying the presence and origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. Although the smelters and refiners are consolidating points for raw ore and are in the best position in the supply chain to know the origin of the ores, the Company focused its efforts on its suppliers in an effort to build conflict minerals awareness and assess the transparency of its supply chain and make initial identification, where possible, of the smelters/refiners in its supply chain.
The discussion below provides the applicable OECD Framework recommendation (in bold/italics) followed by a summary of the Company’s activities in line with the OECD Framework.

1.	Management Systems.
The Company adopted a Conflict Minerals Policy in 2013. During 2014, the Company revised and strengthened the policy and continued to communicate the policy to suppliers and the public through its website, letters sent to suppliers and customers, telephone calls and web-based training. The policy requires suppliers to perform due diligence and outlines the Company’s expectation of suppliers.
Internal Management Systems.
The Company’s conflict minerals compliance implementation for the fiscal year ended December 31, 2014, was managed by a cross-functional team lead by procurement and including representatives from procurement, legal, our Center for Energy Efficiency and Sustainability, communication and finance that established a due diligence process, discussed conflict minerals compliance issues and reviewed the status of the diligence process. Internal audit was also engaged in the process as appropriate.
Control System and Supply Chain Transparency
The Company implemented a process to evaluate commodities and suppliers in the supply chain for potential conflict minerals risk and an internal process map for the conflicts mineral process that is subject to periodic reviews. Supplier agreement templates require suppliers and licensees to provide information on their use and source of conflict minerals. Given the size and complexity of the Company's global supply chain, the Company focused on its largest suppliers, ranked by the amount the Company spends with each such supplier, and suppliers that had the highest probability of supplying the Company with materials or components containing conflict minerals (the “Targeted Suppliers”), representing for 2014, greater than 90% of the Company's suppliers by spend. The Company requested supply chain information from Targeted Suppliers utilizing templates developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). The Company maintains records relating to its annual supplier survey.
Supplier Engagement
The Company's standard terms and conditions for North American suppliers includes a conflict minerals clause. During 2014, the Company began implementation of similar terms and conditions globally. The Company's standard procurement contracts also contain a conflict minerals clause. The Company offered training sessions for suppliers regarding the requirements for due diligence reporting.

Grievance Mechanism
The Company has an e-mail address for receiving conflict minerals communications internally and an external e-mail mechanism through the Company’s public website. The Company intends to treat grievances as red flags for purposes of the due diligence process.

2.	Identify and assess risk in the supply chain.
The Company works with its commodity team and engineering team as appropriate to review the commodities necessary for the manufacture of its products to determine the associated level of risk of containing conflict minerals focusing its due diligence efforts on commodities at the highest risk.
Following the identification of the commodities, the Company requires Targeted Suppliers to complete a survey using the EICC-GeSI template at a company and parts level. The Company reviews survey responses for completeness and compiles aggregate survey responses. The Company reports key metrics as part of its conflict minerals reporting process.

3.	Design and implement a strategy to respond to identified risks.
The Company developed a strategy to systematically reduce the extent of exposure to certain risk and the likelihood of its occurrence. Steps taken include communicating a policy to Targeted Suppliers noting that suppliers must thoroughly document their efforts to determine the source of any conflict minerals or derivatives and be prepared to provide the Company with evidence of the origin of any conflict minerals contained in products supplied to the Company. The strategy uses a documented escalation process for suppliers who fail to respond, which may result in termination of the supplier’s relationship with the Company and/or failure to be considered for future projects with the Company.
The Company has created a standard work due diligence process, has engaged in a gap analysis regarding its conflict minerals process, and has monitored and tracked responses to its conflict minerals requests as well as its escalation efforts. Senior management is updated as needed. Additional fact finding, risk assessments and evaluations of changes in circumstances take place as part of the Company’s annual review of processes and procedures.

4.
Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain. Companies at identified points in the supply chain should have their due diligence practices audited by independent third parties.

The Company currently reviews public information provided by EICC and GeSI with respect to their Conflict-Free Smelter Program. In 2014, the Company engaged an independent third party to provide a review of the Company’s conflict minerals compliance program including review of its existing conflict minerals policy and due diligence process. The Company implemented enhancements to the program as a result of this review.

5.	Report on supply chain due diligence.
The Company has complied with its SEC filing requirement regarding its conflict minerals program and due diligence by the filing of this report. The Company has made this report available on its external website at ingersollrand.com/suppliers/conflictminerals and has included its conflict minerals policy and other resources at that web address. The Company continues to refine and improve its conflict minerals policy, questionnaire and processes, and to expand awareness regarding its conflict minerals policies.
Steps to Improve Due Diligence. The Company continues to identify opportunities to improve its due diligence and mitigate risk relating to conflict minerals. Below are some of the steps that the Company is considering taking:

•	Development of validation criteria for supplier responses and assignment of status codes to be used in further diligence;

•
Implementation of steps to conduct a review of summary smelter information in future reporting years to determine if the smelter is certified as conflict free or presents a “red flag” as defined by the OECD Guidance;

•	Updates to its supplier code of conduct to address conflict minerals;

•	Addition of conflicts minerals coding to the company Ethics Helpline to facilitate tracking and responding to conflict minerals complaints;

•	Consideration of participation in the Conflict-Free Smelter Program; and

•	Addition of identified risks and gaps to internal reporting, along with recommendations to reduce risk.